UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of September 2020

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On September 9, 2020, EXFO Inc., a Canadian corporation, announced its intention to acquire InOpticals Inc., a technology leader offering ultra-high-speed test instruments for the laboratory and manufacturing markets. The acquisition is subject to closing conditions by regulatory authorities. This report on Form 6-K sets forth the press release issued on September 9, 2020 relating to EXFO’s announcement and certain information relating to the transaction being filed in Canada.

This press release contains information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: September 9, 2020

PRESS RELEASE

EXFO to acquire InOpticals Inc.

Expanding test activity in 400G/800G lab and manufacturing markets

QUEBEC CITY, CANADA, September 9, 2020 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF) announced today the acquisition of InOpticals Inc., a technology leader offering ultra-high-speed test instruments for the laboratory and manufacturing markets, subject to closing conditions by regulatory authorities.

InOpticals, based in Taiwan, supplies sampling oscilloscopes, bit-error rate testers (BERTs) and other critical test instruments to manufacturers of optical transponders, components and network equipment. Its product portfolio specifically addresses 400G/800G high-growth sectors like silicon photonics-based transceivers, active and passive components as well as integrated test systems for R&D and manufacturing use cases.

InOpticals’ solutions will be combined with EXFO's advanced optical test offering, bolstered by the Yenista Optics acquisition in October 2017. This latest acquisition, which is expected to close by the end of October, will increase EXFO’s global test and measurement (T&M) addressable market by approximately US$150 million to more than US$1 billion. The amount of the transaction, mostly valued in EXFO shares, was not disclosed.

"EXFO has intensified its focus on the research, development and manufacturing market as demonstrated by strong growth in this segment in recent years,” said Germain Lamonde, EXFO's founder and Executive Chairman. “InOpticals brings to EXFO a remarkable product portfolio that is highly complementary and strategic. This synergistic acquisition will allow EXFO to leverage InOpticals’ innovative test solutions across global sales channels and expand market share."

“We’re excited to be joining EXFO, truly a global leader in optical testing,” said Jones Huang, CEO of InOpticals. “Combining EXFO’s global reach and market knowledge with our proven innovation capability will allow us to jointly have a more significant impact in this high-growth market.”

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

About InOpticals
InOpticals Inc. is a Hsinchu company founded in 2017 to develop and market high-speed test and measurement instruments.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars and recessions; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com